Mail Stop 4561

September 11, 2006

VIA USMAIL and FAX (212) 297-1090

Mr. Robert R. Foley
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

      Re: **Gramercy Capital Corporation**
             Form 10-K for the year ended December 31, 2005
             Filed on March 13, 2006
             File No. 001-32248

Dear Mr. Robert R. Foley:

      We have reviewed your response letter dated August 18, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   We have read your response to comment one.   Your response provided more in depth and clear explanations and information regarding your distributions for each period in comparison to the cash flow from operating activities for each respective period. In future filings, please consider including such discussion in your MD&A.

Funds From Operations, page 49

2.   We have read your response to comment two.   You state that you exclude the gains and losses from debt restructurings because they are non-recurring items and not considered to be a normal part of the Company's business.   Your response does not provide persuasive evidence that the substantive nature of such gains and losses from debt restructurings would be non-recurring.   Demonstrate the usefulness in adjusting for gains and losses from debt restructurings.   Reference is made to Question 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant